Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2006

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F    X    Form 40-F
                                    -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No    X
                                    -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

Financial results 2005 to be released on Wednesday, March 15, 2006

Zug, Switzerland - February 21, 2006

Converium Holding Ltd, Zug will release its financial results 2005 before the markets open in Europe on Wednesday, March 15, 2006.

A live webcast for the investment community will be held on Wednesday, March 15, 2006 at 9:30 am Central European Time (CET). You can access it via the company's website www.converium.com. It will be archived on our website at about noon time that day. The telephone replay of the conference call will also be available one hour after the call for 24 hours by dialing +41 91 612 4330 (Europe), +1 (1) 866 416 2558 (USA) or +44 (0) 207 108 6233 (UK) with access code: 376#.

An Analyst and Media Conference will take place at Converium in Zurich, General Guisan-Quai 26, on Wednesday, March 15, 2006 from 11:30 am to 1:00 pm. A second Analyst Conference will be held at the London Underwriting Centre, Hospitality Suite, 3 Minster Court, Mincing Lane, London, EC3R 7DD, on Thursday, March 16, 2006 from 9:30 to 11:00 am.



Contacts:

Zuzana Drozd
Head of Investor Relations
zuzana.drozd@converium.com
--------------------------
Phone    +41 (0) 44 639 91 20
Fax      +41 (0) 44 639 71 20


Esther Gerster
Head of Public Relations
esther.gerster@converium.com
----------------------------
Phone    +41 (0) 44 639 90 22
Fax      +41 (0) 44 639 70 22




www.converium.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    -----------------
                                                    Name:  Inga Beale
                                                    Title: CEO




                                               By:  /s/ Christian Felderer
                                                    ----------------------------
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel



Date: February 24, 2006